UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Fidelis Insurance Holdings Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Titles of Class of Securities)

G3398L118
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3398L118	SCHEDULE 13G	Page 2 of 11

1	Names of Reporting Persons
Shelf Holdco II Limited
2	Check the appropriate box if a member of a Group
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
-0-
	6	Shared Voting Power
11,609,282
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
11,609,282
9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,609,282
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.8% (1)
12	Type of Reporting Person (See Instructions)
CO

(1) Based on a total of 117,914,754 common shares issued and outstanding as of September 30, 2023, as reported on the Issuer’s Form 6-K submitted to the Securities and Exchange Commission on November 20, 2023.

CUSIP No. G3398L118	SCHEDULE 13G	Page 3 of 11

1	Names of Reporting Persons
Shelf BidcoLimited (1)
2	Check the appropriate box if a member of a Group
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
-0-
	6	Shared Voting Power
11,609,282
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
11,609,282
9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,609,282
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.8% (2)
12	Type of Reporting Person (See Instructions)
CO, HC

(1) Shelf Holdco II Limited (“MGU HoldCo”) is the direct owner of 11,609,282 common shares reported herein. MGU HoldCo is a wholly owned subsidiary of Shelf Bidco Limited. Pursuant to the rules and regulations of the Securities and Exchange Commission, Shelf Bidco Limited may be deemed to be the beneficial owner of the common shares directly held by MGU HoldCo.
(2) Based on a total of 117,914,754 common shares issued and outstanding as of September 30, 2023, as reported on the Issuer’s Form 6-K submitted to the Securities and Exchange Commission on November 20, 2023.

CUSIP No. G3398L118	SCHEDULE 13G	Page 4 of 11

1	Names of Reporting Persons
Shelf Midco Limited (1)
2	Check the appropriate box if a member of a Group
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
-0-
	6	Shared Voting Power
11,609,282
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
11,609,282
9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,609,282
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.8% (2)
12	Type of Reporting Person (See Instructions)
CO, HC

(1) MGU HoldCo is the direct owner of 11,609,282 common shares reported herein. MGU HoldCo is a wholly owned subsidiary of Shelf Bidco Limited, which in turn is a wholly owned subsidiary of Shelf Midco Limited. Pursuant to the rules and regulations of the Securities and Exchange Commission, Shelf Midco Limited may be deemed to be the beneficial owner of the common shares directly held by MGU HoldCo.
(2) Based on a total of 117,914,754 common shares issued and outstanding as of September 30, 2023, as reported on the Issuer’s Form 6-K submitted to the Securities and Exchange Commission on November 20, 2023.

CUSIP No. G3398L118	SCHEDULE 13G	Page 5 of 11

1	Names of Reporting Persons
Shelf Holdco Limited (1)
2	Check the appropriate box if a member of a Group
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
-0-
	6	Shared Voting Power
11,609,282
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
11,609,282
9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,609,282
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.8% (2)
12	Type of Reporting Person (See Instructions)
CO, HC
(1) MGU HoldCo is the direct owner of 11,609,282 common shares reported herein. MGU HoldCo is a wholly owned subsidiary of Shelf Bidco Limited, which in turn is a wholly owned subsidiary of Shelf Midco Limited, which in turn is a wholly owned subsidiary of Shelf Holdco Limited, the ultimate holding company. Pursuant to the rules and regulations of the Securities and Exchange Commission, Shelf Holdco Limited may be deemed to be the beneficial owner of the common shares directly held by MGU HoldCo.
(2) Based on a total of 117,914,754 common shares issued and outstanding as of September 30, 2023, as reported on the Issuer’s Form 6-K submitted to the Securities and Exchange Commission on November 20, 2023.

CUSIP No. G3398L118	SCHEDULE 13G	Page 6 of 11

Item 1(a).	Name of Issuer:

Fidelis Insurance Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08

Item 2(a).	Name of Person Filing:

	1.	Shelf Holdco II Limited
	2.	Shelf Bidco Limited
	3.	Shelf Midco Limited
	4.	Shelf Holdco Limited

* The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2024, a copy of which is attached as Exhibit I to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is Waterloo House, 100 Pitts Bay Road, Pembroke, Bermuda HM08

Item 2(c).	Citizenship:

Each of the Reporting Persons is a Bermuda exempted company with limited liability.

Item 2(d).	Titles of Classes of Securities:

Common Shares, par value $0.01 per share

Item 2(e).	CUSIP Number:

G3398L118

CUSIP No. G3398L118	SCHEDULE 13G	Page 7 of 11

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).
	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
	(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).
	(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
11,609,282

	(b)	Percent of Class:
9.8%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
-0-

(ii) Shared power to vote or to direct the vote:
11,609,282

(iii) Sole power to dispose or to direct the disposition of:
-0-

(iv) Shared power to dispose or to direct the disposition of:
11,609,282

CUSIP No. G3398L118	SCHEDULE 13G	Page 8 of 11

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not applicable.

CUSIP No. G3398L118	SCHEDULE 13G	Page 9 of 11

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2024

SHELF HOLDCO II LIMITED

/s/ Gareth Walters
By: Gareth Walters
Title: Bermuda CFO and Group Treasurer

SHELF BIDCO LIMITED

/s/ Gareth Walters
By: Gareth Walters
Title: Bermuda CFO and Group Treasurer

SHELF MIDCO LIMITED

/s/ Gareth Walters
By: Gareth Walters
Title: Bermuda CFO and Group Treasurer

SHELF HOLDCO LIMITED

/s/ Gareth Walters
By: Gareth Walters
Title: Bermuda CFO and Group Treasurer

CUSIP No. G3398L118	SCHEDULE 13G	Page 10 of 11

EXHIBIT INDEX

Exhibit I:	Joint Filing Agreement, dated February 13, 2024